UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

EXPLANATORY NOTE

Infosys Limited, a company organized under the laws of the Republic of India (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Public Announcement

On November 10, 2025, the Company notified the stock exchanges on which its securities trade (the “Stock Exchanges”) and the Securities and Exchange Board of India (“SEBI”) that the Company published an announcement informing the shareholders who are eligible to participate (the “Eligible Shareholders”) of the price per share to be paid in the buyback by the Company of equity shares of face value of ₹ 5/- (Rupees five only) each (“Equity Shares”) on a proportionate basis through the tender offer route (the “Buyback”) and the maximum number of shares sought in the Buyback, among other matters (the “Public Announcement”). The notices to the Stock Exchanges and SEBI, as well as the Public Announcement are attached hereto as Exhibit 99.1.

Resolutions

On November 10, 2025, the Company filed (i) a copy of the resolutions passed by the Board of Directors of the Company (the “Board”) at its meeting held on September 11, 2025 (the “September 11, 2025 Resolutions”) and (ii) a copy of the special resolutions passed by the shareholders through the Postal Ballot (the “Special Resolutions”) with the Stock Exchanges and SEBI. The September 11, 2025 Resolutions are attached hereto as Exhibit 99.2 and the Special Resolutions are attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

/s/ Inderpreet Sawhney
Date: November 10, 2025	Inderpreet Sawhney
Chief Legal Officer and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Public Announcement

99.2	September 11, 2025 Resolutions

99.3	Special Resolutions